UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Final Amendment (Amendment No. 18)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Attn: Vasiliki Papaefthymiou, Esq.

Secretary

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Tel. No. + 37797982140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 18 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2010, by Navios Maritime Holdings Inc. (“Navios Holdings”), Amadeus Maritime S.A. and Ms. Angeliki Frangou (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015, Amendment No. 11 filed on September 27, 2016, Amendment No. 12 filed on November 21, 2017, Amendment No. 13 filed on December 13, 2018, Amendment No. 14 filed on March 8, 2019, Amendment No. 15 filed on May 24, 2019, Amendment No. 16 filed on September 5, 2019, and Amendment No. 17 filed on September 7, 2021 relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Acquisition Corporation (the “Issuer”). This amendment to the Original Schedule 13D constitutes an exit filing with respect to the Original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented by adding the following:

On August 25, 2021, the Issuer, Navios Maritime Partners LP (“NMM”) and Navios Acquisition Merger Sub. Inc., a wholly owned subsidiary of NMM (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).    Pursuant to, and subject to the terms and conditions of, the Merger Agreement, on October 15, 2021, Merger Sub merged with and into the Issuer (the “Merger”), and each outstanding share of Common Stock (other than the shares of Common Stock held by NMM, the Issuer and their respective subsidiaries) was converted into 0.1275 of a common unit of NMM.

In the Merger, the 4,865,147 shares of Common Stock that had been beneficially owned by Navios Holdings and its wholly owned subsidiary Alpha Merit Corporation (“Alpha”) were converted into a total of 620,306 common units of NMM.

Item 5. Interest in Securities of the Issuer.

By virtue of the Merger, as of October 15, 2021, Navios Holdings and Alpha no longer beneficially own shares of Common Stock. As a result, this amendment to the Original Schedule 13D constitutes an exit filing with respect to the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title	Chief Executive Officer

Alpha Merit Corporation

By:	/s/ George Achniotis
Name:	George Achniotis
Title	President/Director

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